United States securities and exchange commission logo





                          December 13, 2021

       Natalie Bogdanos
       General Counsel and Corporate Secretary
       CONTRAFECT Corp
       28 Wells Avenue, Third Floor
       Yonkers, New York 10701

                                                        Re: CONTRAFECT Corp
                                                            Registration
Statement on Form S-3
                                                            Filed December 8,
2021
                                                            File No. 333-261543

       Dear Ms. Bogdanos:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Davis at 202-551-4385 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jennifer Yoon